DEFSEC Technologies Inc. (formerly KWESST Micro Systems Inc.) Reports
Continued Growth in Fiscal Q3 2025

Revenue growth:
+278% Year-over-year
+330% Q3 2025 over Q3 2024

Gross margin growth:
+388% Year-over-year
+879% Q3 2025 over Q3 2024

Accelerated backlog delivery and reduced lead-time for the ARWEN® line of business

Cash balance increases by $2.3 million over Fiscal 2024 year end

(excluding subsequently completed public offering with $6.8 million in gross proceeds)

Ottawa, Ontario, August 13, 2025 - DEFSEC Technologies Inc. (TSXV: DFSC and DFSC.WT.U; NASDAQ: DFSC and DFSCW) ("DEFSEC" or the "Company") is pleased to announce the highlights of its fiscal 2025 third quarter ("Q3 Fiscal 2025") results. This announcement is a summary only and should be read in conjunction with DEFSEC's unaudited condensed consolidated interim financial statements for the three and nine months ended June 30, 2025 and 2024 and related management's discussion and analysis of financial condition and results of operations for the three and nine months ended June 30, 2025, all of which have been filed on SEDAR+ and EDGAR. All figures presented in this release are in Canadian dollars, unless otherwise noted.

"Q3 2025 marked a transformative period for DEFSEC as we advanced our strategic objectives across several key focus areas," said Sean Homuth, President and CEO. "We are successfully commercializing the next generation of our Battlefield Laser Detection System, driving robust growth through the execution of government defense programs, significant growth in our ARWEN® product line and advancing the commercialization of our PARA SHOTTM products through a revitalized supply chain and manufacturing partner network."

Highlights for the Period:

DEFSEC's commitment to execution of our strategy, our strong focus on revenue, cash management and capital allocation, and the beginning of DEFSEC's pivot from development stage to revenue ramp-up is evidenced by the following key metrics for the period:

  Revenue for Q3 Fiscal 2025 increased by 330% over Q3 Fiscal 2024 (+278% on a YTD basis), driven by the DSEF ("Directorate Land Command Systems Program Management Software Engineering Facility") & Land C4ISR ("Land Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance") government contracts, and growth in our ARWEN® business; and

  In Q3 Fiscal 2025, the gross margin was $0.4 million, an increase of 879% over Q3 Fiscal 2024 (+388% on a YTD basis), driven primarily by the increase in revenue.

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Summary of Operating and Financial Results

	Three months ended June 30,		Nine months ended June 30,
(in thousands of $)	2025	2024	2025	2024
Revenue	1,417.5	329.5	3,569.3	944.4
Gross margin	399.5	40.8	1,118.0	229.2
Adjusted EBITDA[1]	(1,491.5)	(1,901.3)	(5,375.8)	(6,491.2)

1 See "Non-IFRS Measures" below

Operating Expenses

	Three months ended June 30,		Nine months ended June 30,
(in thousands of $)	2025	2024	2025	2024
General and administrative	1,113.3	1,122.2	3,727.0	3,807.2
Selling and marketing	375.4	224.8	1,392.0	1,125.8
Research and development	402.3	497.5	1,374.8	1,787.4
Share-based compensation	21.8	59.1	99.2	183.6
Depreciation and amortization	316.9	322.0	917.4	963.0
Total Operating Expenses	2,229.7	2,225.6	7,510.4	7,867.0

Revenue

Total revenue increased by $1.1 million and $2.6 million for the three- and nine-month periods ended June 30, 2025, respectively, over the comparable prior year period. The increase is mainly due to an additional $0.8 million and $2.2 million, respectively, generated from the digitization business line and $0.3 million and $0.4 million, respectively, of additional ARWEN® sales. The increase is due to the significant ramp-up on the Land C4ISR contract in fiscal 2025 as well as accelerated deliveries on the ARWEN® product line due to reduced supply chain lead-times.

Gross Margin

Gross margin percentage increased from 12.4% in Q3 Fiscal 2024 to 28.2% in Q3 Fiscal 2025 mainly due to the continued ramp-up and established margins being achieved from the digitization business line offset by lower margins achieved on the ARWEN® product line due to the difference in product mix being sold over the comparable prior year period. The ARWEN® product line was refocused around reliable suppliers as well as manufacturing agreements and improved customer satisfaction with the continued elimination of the backlog of orders and speedier order fulfilment.

Outlook

Management expects revenue to continue to increase as it adds additional resources to fulfill its Canadian Government Defence programs.  Management continues to work closely with industry partners and prime contractors on the outlook for growth.  The Company also expects revenue to increase with continued growth in the ARWEN® business including the expected demand/future orders for the new 40mm ammunition and PARA SHOTTM products as well as the commercial launch of KWESST LightningTM. Management also expects the initial order of BLDS in the quarter to result in requests for additional networked prototypes ultimately resulting in future sales orders.

Operating Expenses ("OPEX")

Total OPEX decreased by a negligible amount from the comparable prior year period for the three months ended June 30, 2025, and decreased $0.4 million for the nine month period ended June 30, 2025 from the comparable prior year period mainly due to:

  Sales and marketing expenses increased by $0.2 million in the three month period ended June 30, 2025 and by $0.3 million in the nine month period ended June 30, 2025 over the comparable prior year periods, due to a change in the allocation of the Chairman and CEO's costs as a result of a shift in focus to business development, specifically for ARWEN® 40mm, PARA SHOTTM and KWESST LightningTM;
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  Research and development expenses decreased by $0.1 million in the three month period June 30, 2025 and by $0.4 million in the nine month period ended June 30, 2025 over the comparable prior year periods, primarily due to a reduction in engineering costs related to the PARA SHOTTM products due to the Company now being in the commercialization stage and planning for production as compared to product development costs being incurred in the comparative prior year periods;

  Share-based compensation expenses decreased by a negligible amount and $0.1 million for the three and nine month periods ended June 30, 2025, respectively, over the comparable prior year periods due to options vesting and no additional options issued in the period:

  Depreciation and amortization expense decreased by a negligible amount and by $0.1 million for the three and nine month periods ended June 30, 2025, respectively, over the comparable prior year periods due to insignificant additions in the nine months ended June 30, 2025, with the exception of the right-of-use asset that was added in June 2025.

Other income (expenses), net

Total other income (expenses) decreased by $1.5 million and $3.4 million for the three and nine month periods ended June 30, 2025, respectively, over the comparable prior year period. The decrease is mainly due to:

  a $1.7 million and $1.7 million increase in the change fair value of warrant liabilities for the three and nine month periods ended June 30, 2025, respectively, over the comparable prior year periods as a result of the remeasurement of the warrant liabilities at June 30, 2025. Under IFRS, we are required to remeasure the warrant liabilities at each reporting date until they are exercised or expired;

  a $0.2 million and $0.1 million increase in the foreign exchange loss for the three and nine month periods ended June 30, 2025, respectively, over the comparable prior year periods due to the recent fluctuation in the CAD/USD exchange rate in the current period as the majority of the Company's cash is held in USD; and

  a $0.4 million decrease and $1.4 million increase for the three and nine month periods ended June 30, 2025, respectively, from the comparable prior year periods in share issuance costs due to the timing of financings.

Major Highlights - Q3 Fiscal 2025

The following is a summary of the major highlights that occurred during Q3 Fiscal 2025:

  On April 1, 2025, the Company announced the results of its special meeting of shareholders. The consolidation resolution was approved by a majority of the votes cast by the holders of common shares of the Company, either present in person or represented by proxy.

  On April 21, 2025, the Company announced that it would effect a consolidation of the Company's issued and outstanding common shares on the basis of twenty-one (21) pre-consolidation Shares for each one (1) post-consolidation Share. The Consolidation was effective at 12:01 a.m. Eastern Daylight Time April 23, 2025, on the Nasdaq and was effective at 12:01 a.m. Eastern Daylight Time on April 24, 2025, on the TSX Venture Exchange. While the Shares were expected to begin trading on the Nasdaq market on a consolidated basis on or around April 23, 2025, due to the discrepancy in the effective date of the consolidation on both markets, trading in the securities of the Company was halted on April 23, 2025 and resumed trading on a consolidated basis on the Nasdaq and the TSX Venture Exchange at market open on April 24, 2025.

  On May 8, 2025, the Company announced that it received a notification letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC notifying the Company that it has regained compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2). The Notification Letter confirmed that the Company evidenced a closing bid price at or greater than the USD$1.00 per common share minimum requirement for 10 consecutive business days from April 24, 2025 to May 7, 2025. As a result, the listing matter has been closed.

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  On June 18, 2025, the Company announced receipt of a first order from a defense systems integrator for testing prototypes of its newest generation of the BLDS for a major North American armored vehicle program.  On August 4, 2023, the Company delivered earlier versions of the BLDS technology to an overseas NATO country through a European defense integrator.

  On June 25, 2025, the Company announced that it changed its name to "DEFSEC Technologies Inc." at the opening of its expanded new facility at 80 Hines Road in Kanata North, Ottawa, Ontario. The change became official on June 30, 2025.

Subsequent Event:

  On July 25, 2025, the Company issued 673,084 common shares and 86,795 pre-funded warrants of the Company as part of a public offering, together with common share purchase warrants to purchase up to 759,879 common shares at a combined public offering price of $8.955 per share or pre-funded warrant and accompanying warrant for gross proceeds of $6.8 million. The warrants have an exercise price of $10.52 per share, are exercisable upon issuance and expire five years following the date of issuance.

For further information, please contact:

Jennifer Welsh, Chief Financial Officer and Chief Compliance Officer

welsh@defsectec.com

Sean Homuth, President and Chief Executive Officer

homuth@defsectec.com

Jason Frame, Investor Relations

+1 (587) 225-2599

frame@defsectec.com

About DEFSEC

DEFSEC (TSXV: DFSC and DFSC.WT.U; NASDAQ: DFSC and DFSCW; FSE: 62U2) develops and commercializes breakthrough next-generation tactical systems for military and security forces.  The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other DEFSEC products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK. The company also has a new proprietary non-lethal product line branded PARA SHOTTM with applications across all segments of the non-lethal market, including law enforcement.  The Company is headquartered in Ottawa, Canada, with representative offices in London, UK and Abu Dhabi, UAE.

Forward-Looking Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of terms and phrases such as "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe", or "continue", the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking statements contain these terms and phrases. Forward-looking statements are provided for the purpose of assisting the reader in understanding us, our business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes. Such forward-looking statements are based on the current expectations of DEFSEC's management and are based on assumptions and subject to risks and uncertainties.

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Although DEFSEC's management believes that the assumptions underlying such forward-looking statements are reasonable, they may prove to be incorrect. The forward-looking statements discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting DEFSEC, including DEFSEC's inability to secure contracts and subcontracts (on the timelines, size and scale expected or at all), statements of work and orders for its products in 2025 and onwards for reasons beyond its control, the renewal or extension of agreements beyond their original term, the granting of patents applied for by DEFSEC, inability to finance the scale up to full commercial production levels for its physical products, inability to secure key partnership agreements to facilitate the outsourcing and logistics for its ARWEN® and PARA SHOTTM products, inability to commercialize DEFSEC's next generation Battlefield Laser Detection System, inability to secure or complete the execution of government contracts, inability to drive growth in DEFSEC's ARWEN® product line, inability to advance the commercialization of DEFSEC's  PARA SHOTTM products, delay or inability to launch DEFSEC's Lightning SaaS offering, lower than expected or delayed demand for DEFSEC's BLDS, overall interest in DEFSEC's products being lower than anticipated or expected; general economic and stock market conditions; a stagnation or decrease in North American defense and public safety spending, adverse industry events; future legislative and regulatory developments in Canada, the United States and elsewhere; the inability of DEFSEC to implement and execute its business strategies; risks and uncertainties detailed from time to time in DEFSEC's filings with the Canadian Security Administrators and the United States Securities and Exchange Commission, and many other factors beyond the control of DEFSEC. Although DEFSEC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and DEFSEC undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Non-IFRS Measures

This news release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management's perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

The non-IFRS measure used in this news release includes "Adjusted EBITDA". The Company calculates Adjusted EBITDA as a sum of revenue, cost of goods sold, general and administrative expense, sales and marketing expense, and research and development expense as determined by management. Adjusted EBITDA is provided to assist readers in determining the ability of the Company to generate cash from operations and to cover financial charges. Management believes that Adjusted EBITDA provides useful information to investors as it is an important indicator of an issuer's ability to generate liquidity through cash flow from operating activities and equity accounted investees. Adjusted EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing an issuer, including calculating financial and leverage ratios. The most directly comparable financial measure that is disclosed in the financial statements of the Company to which the non-IFRS measure relates is operating loss.

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